EXHIBIT 99.1

Parnell Pharmaceuticals Holdings Ltd Announces Positive Top-Line Pivotal Trial Results for Zydax(R), Disease-Modifying Osteoarthritis Drug in Dogs

– Detailed Zydax Trial Results to be Presented Today at Company Investor Day –

Meeting to be Webcast Beginning at 8:30 AM ET

OVERLAND PARK, Kansas, June 18, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (Nasdaq:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced that Zydax, Parnell's osteoarthritis (OA) therapeutic being developed for dogs and horses, demonstrated a significant improvement in clinical signs of osteoarthritis in dogs in a pivotal clinical efficacy trial. In previous mechanism of action studies, Zydax has been shown to uniquely inhibit Aggrecanase-1, the enzyme understood to be the primary cause of degenerative joint disease and to stimulate proteoglycan synthesis necessary for cartilage regeneration.

"The results from our pivotal efficacy trial are exceptional in that Zydax demonstrated significant improvement across a spectrum of mobility assessments," said Robert Joseph, Chief Executive Officer of Parnell. "We believe Zydax presents a revolutionary opportunity for pet parents to improve the mobility of their best friends"

Key highlights of the trial results include:

  Using a validated measure for assessing changes in the clinical signs of osteoarthritis, Zydax treated dogs achieved significant improvements in mobility.
  Dog owners used the Client Specific Outcome Measures (CSOM) tool to quantify an Activity Impairment Score (AIS) to track changes in their dogs' mobility. At 14 days, Zydax treated dogs achieved an AIS reduction of 2 (20% improvement; p=0.04 vs. placebo) and at 28 days an AIS reduction of 3 (30% improvement; p=0.01 vs. placebo)
  The Primary End-Point for the trial was a reduction of 3 or more in the Activity Impairment Score; 56% of Zydax treated dogs achieved this end-point vs. 40% for placebo (p=0.02).
  Additional trial analysis assessed the spectrum of responses in dogs with early to mid-stage clinical signs of osteoarthritis at enrollment. Zydax treated dogs demonstrated a range of improvements in AIS; after 28 days of treatment with Zydax, 81% of dogs achieved at least an 11% improvement (AIS reduction of ≥1; p=0.02) while 23% of dogs achieved more than 56% improvement (AIS reduction of ≥5; p=0.03).

Chief Scientific Officer Edward Robb, DVM, MS, DACVN, is presenting the comprehensive Zydax data at Parnell's Investor Day being held today in New York City. The presentation will be webcast beginning at 8:30 am Eastern time (details below).

About the Zydax Clinical Trial

The pivotal efficacy clinical trial of Zydax®was conducted as a randomized, double-blinded, placebo-controlled study evaluating the field effectiveness and safety of Zydax in the treatment of clinical signs of osteoarthritis in dogs. The trial, conducted at 20 sites in the U.S. and Australia, included 316 client-owned dogs with radiographic evidence of OA, of which 212 were treated with Zydax and 104 with placebo. The clinical endpoint was improvement in Client Specific Outcome Measures (CSOM) that included dog owners' assessment of improvement in activities such as walking, running and climbing stairs. Treatment was four subcutaneous Zydax injections (or placebo) given one week apart. Measurements were taken at baseline, day 14 (one week after second injection) and day 28 (one week after fourth injection). Clinical outcomes were evaluated at day 28 for a reduction in Activity Impairment Score (AIS) compared to baseline, and no increase in any individual CSOM between day 28 and baseline.

About Zydax®

Zydax is Parnell's patented sulfated oligosaccharide with disease-modifying characteristics for the treatment of osteoarthritis (OA) in dogs and horses. Osteoarthritis is a slowly progressing and often severely debilitating joint disease. While currently available treatments for OA, such as anti-inflammatory drugs ease the clinical signs of osteoarthritis for the short term, Zydax is designed to enable veterinarians and animal owners to safely and effectively manage the progression of OA over the life of affected animals. Zydax targets the core deficit of OA by impacting both the anabolic and catabolic pathways of articular cartilage metabolism. Zydax stimulates the growth of new cartilage by modulating proteoglycan synthesis and inhibits the Aggrecanase 1 enzyme, which is responsible for cartilage breakdown. With more than one million doses sold in Australia, New Zealand, Asia and the Middle East, Zydax has led to the improved quality of life for dogs and improved performance of sport horses.

Webcast/Conference Call Being Held Today, 8:30 AM Eastern Time

Parnell invites the public to listen to the presentations via a live webcast that will be accessible under the Investor Relations section of the company's website, http://investors.parnell.com/events.cfm. Participants can also call the toll-free # 877-244-6184, conference ID # 62615383, or the international dial-in # 920-663-6271. Parnell will maintain an archived replay of the webcast on its website for 30 days after the conference.

About Parnell

Parnell (Nasdaq:PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms – FETCH (formerly iKAM) and mySYNCH. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Reform Act of 1995. Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "develops," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. Forward-looking statements represent management's present judgment regarding future events and are subject to a number of risk and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding Parnell's research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell's Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its other reports filed with the SEC. In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release. Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT: For more information, contact:

         Parnell Pharmaceuticals Holdings
         Robert Joseph, 913-274-2100
         robert.joseph@parnell.com

         BCC Partners
         Karen Bergman, 650-575-1509
         kbergman@bccpartners.com

         Susan Pietropaolo, 845-638-6290
         spietropaolo@bccpartners.com